UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-227194

United Express Inc.

(Exact name of Registrant as specified in its charter)

Nevada	82-1965608
(State of incorporation)	(IRS Employer ID Number)

4345 W. Post Rd, Las Vegas, Nevada	89118
(Address of principal executive officers)	Zip Code

949-350-0123

(Registrant’s telephone number)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒  No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

As of December 31, 2023, there were 29,372,951 shares of our common stock authorized for issue and outstanding.

1

Explanatory Note

This amendment to the Form 10-Q for the quarter ended December 31, 2023, includes the following update:

We have inserted Note 5 in the financial statements, providing essential information on the $13 million acquisition of Jebour Two Ltd and its subsidiary, Fighting Leagues LV Inc. This note outlines the basis of the purchase price determination and the ongoing process for allocating the purchase price to the acquired assets, including the significant license asset. This amendment is made to ensure our financial disclosures accurately reflect the accounting treatment and valuation of the recent acquisition.

2

TABLE OF CONTENTS

Page
PART I
Financial Statements
Item 1.
Balance Sheets as of December 31, 2023 (Unaudited) and June 30, 2023 (Audited)	4
Statements of Operations for the three months ended December 31, 2023 and December 31, 2022 and for the six months ended December 31, 2023 and December 31, 2022 (unaudited)	5
Statements of Stockholders’ Equity for the six months ended December 31, 2023 and for the six months December 31, 2022	6
Statements of Cash Flows For the six months ended December 31, 2023 and December 31, 2022 (unaudited)	7
Notes to Financial Statements	8
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	12
Item 3. Quantitative and Qualitative Disclosures About Market Risk	13
Item 4. Controls and Procedures	13
PART II Other Information
Item 1. Legal Proceedings	15
Item 1A. Risk Factors	15
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds	15
Item 3. Defaults Upon Senior Securities	15
Item 4. Mine Safety Disclosures	15
Item 5. Other Information	15
Item 6. Exhibits	16
Signatures	17

3

UNITED EXPRESS, INC.

BALANCE SHEET

DECEMBER 31, 2023 AND JUNE 30, 2023

	December 31, 2023	June 30, 2023
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash at Bank	$27,947	$609
TOTAL CURRENT ASSETS	$27,947	$609
NON-CURRENT ASSETS:
Investment in Subsidiary – Fighting Leagues	$13,098,000	$0
TOTAL NON-CURRENT ASSETS	$13,098,000	$0
TOTAL ASSETS	$13,125,947	$609

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Other Payable	$1	$1
Accounts Payable		$0
TOTAL CURRENT LIABILITIES	$1	$1

STOCKHOLDERS' EQUITY
Common stock, $0.001 par value; 75,000,000 shares authorized 29,372,951 shares issued and outstanding at December 31, 2023 and 15,592,000 at June 30, 2023 respectively	$29,372	$15,592
Additional paid in capital	$15,159,439	$59,219
Net Profit (loss) accumulated during development stage	$(2,062,865)	$(74,203)
TOTAL STOCKHOLDERS' EQUITY	$13,125,946	$608
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,125,947	$609

See notes to financial statements

4

UNITED EXPRESS, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

	For the three	For the three	For the six	For the Six
	months ended	months ended	months ended	months ended
	December 31,	December 31,	December 31,	December
	2023	2022	2023	31,2022
Revenue:
Sales	$48,285	$114,342	$163,635	$179,537
Total Revenues	$48,285	$114,342	$163,635	$179,537

COST OF SALES
Cost of Goods	$17,100	$101,500	$17,100	$160,425
TOTAL COST OF GOODS SOLD	$17,100	$101,500	$17,100	$160,425

Gross Profit (Loss)	$31,185	$12,842	$146,535	$19,112
Operating expenses:
Consultancy Fees	$2,114,000	$0	$2,114,000	$0
Transportation, OTC Market fees	$2,255	$7,620	$8,255	$7,620
General and administration expenses	$3,067	$2,479	$12,942	$12,116
Total operating expenses	$2,119,322	$10,099	$2,135,197	$19,736

Income (loss) before income taxes	$(2,088,137)	$2,743	$(1,988,662)	$(624)
Income tax	$0	$0	$0	$0
Net income (loss)	$(2,088,137)	$2,743	$(1,988,662)	$(624)
Net income per basic and diluted shares$	$0	$0	$0	$0
Weighted average number of shares outstanding	$21,957,498	$15,592,000	$21,957,498	15,592,000

See notes to financial statements

5

UNITED EXPRESS INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

	Common Stock			Accumulated	Stockholders’
	Shares	Par Value	APIC	Deficit	Equity
Balance, June 30, 2023	15,592,000	$15,592	$59,219	$(74,203)	$608
Net profit (loss)				$(1,988,622)	$(1,988,662)
Shares of Common Stock Issued to three non “U.S persons” in an offshore transaction	12,380,951	$12,380	$12,987,620	—	13,000,000
Issuance for services pursuant to Advisory and Consultancy	1,400,000	$1,400	$2,112,600	—	$2,114,000
Balance, December 31, 2023	29,372,951	$29,372	$15,159,439	$(2,062,865)	$13,125,946

STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

	Common Stock			Accumulated	Total Stockholders’
	Shares	Par Value	APIC	(Deficit)	Equity
Balance, June 30, 2022	15,592,000	$15,592	$59,219	$(67,075)	$7,736
Net profit (loss)	—	—	—	$(624)	$(624)
Balance, December 31, 2022	15,592,000	15,592	59,219	$(67,699)	$7,112

See notes to financial statements

6

UNITED EXPRESS INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

	For the six	For the six
	months ended	months ended
	December 31,	December 31,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$(1,988,662)	$(624)
Share Based Payments	$2,114,000
Net cash (used in) provided by operating activities	$125,338	$(624)
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	$(98,000)
Net cash used in investing activities	$(98,000)	$0

Cash flows from financing activities:
Proceeds from sale of common stock	$0	$0
Net cash provided by financing activities	$0	$0

NET INCREASE (DECREASE) IN CASH	$27,338	$(624)
CASH AND CASH EQ - BEGINNING OF PERIOD	$609	$7,737
CASH AND CASH EQ - ENDING OF PERIOD	$27,947	$7,113

See notes to financial statements

7

UNITED EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD ENDED DECEMBER 31, 2023 AND

FOR THE SIX MONTHS PERIOD ENDED DECEMBER, 2022

NOTE 1 — Description of Business

We are an Emerging Growth Company with revenue generating operations. We were formed on June 23, 2017 and have six years of business experience.

The United Express operates as a general company of transportation and logistics - to delivery merchandises and other items for companies and individuals across the United State. As such, it is difficult to determine the average customer of the Company as the business will have the freedom and the ability to effectively arrange for the transportation any type of merchandise. Management anticipates that the business will receive orders for service from companies seeking to move merchandise, as well as, people relocating to different areas of the target regional market areas. A primary concern for the Company is its ability to quickly respond to customer request, give affordable price for the services, and carry the full responsibility from pick up to drop off. Fluctuations in oil prices has caused the freight and logistic industries costs to be to increase during last 3 months. In the event of a significant increase the price of fuel, we will also reasonably increase prices (at a standardized rate of markup) to ensure the profitability of the business. We providing dispatch services for the other companies. In this field company doing search for transportation providers and connect them to cargo owners based upon delivery requirements, transportation routes, type of shipment, equipment requirements, cargo size, delivery time and price.

On September 21, 2023, we entered into a share exchange agreement with Jebour Two Limited and the shareholders of Jebour Two. Pursuant to the terms of the share exchange agreement, we agreed to acquire 100% of the issued and outstanding shares in the capital stock of Jebour Two in exchange for the issuance to the selling shareholders of 12,380,951 shares of our common stock. Concurrently with the entry into of the share exchange agreement, we completed the acquisition of 100% of the issued and outstanding shares of Jebour Two as contemplated by the share exchange agreement by issuing 12,380,951 shares of our common stock to the three shareholders of Jebour Two, who were parties to the agreement. We issued the 12,380,951 common shares to three non “U.S. persons” in an “offshore transaction” (as those terms term are defined in Regulation S of the Securities Act of 1933), relying on Regulation S and/or Section 4(a)(2) of the Securities Act of 1933, as amended. Jebour Two is a holding company, whose wholly owned subsidiary is in the business of organising and promoting combat sports events and selling the related media rights internationally. The foregoing description is a summary only and qualified by and subject to the actual terms and conditions of the Share Exchange Agreement dated September 21, 2023.

United Express generated $1,988,662 of operating losses for the three months period ended December 31, 2023 and generated $2,743 operating profit for the three months period ended December 31, 2022. Recorded revenues were generated from logistics service and consultations. A huge portion of the recorded expenses pertains to the consulting fees which have been charged as share based payments.

NOTE 2 — Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The Company uses the accrual basis of accounting and accounting principles. The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Financial Statements and related disclosures as of December 31,2023 (Unaudited) and December 31,2022 (Unaudited) pursuant to the rules and regulations of the United States Securities and Exchange Commission (`SEC"). The Company has adopted June 30 fiscal year end.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

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UNITED EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD ENDED DECEMBER 31, 2023 AND

FOR THE SIX MONTHS PERIOD ENDED DECEMBER, 2022

Fair Value of Financial Instruments

ASC 825, ‘Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023.

The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accrued liabilities and notes payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value.

Basic and Diluted Loss Per Share

The Company computes earnings (loss) per share in accordance with ASC 260-10-45 ‘Earnings per Share, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive earnings (loss) per share excludes al potential common shares if their effect is anti-dilutive. The Company has no potential dilutive instruments, and therefore, basic and diluted earnings (loss) per share are equal.

Revenue Recognition

We base our judgment on guidance ASC 606.

The Company considered recognizes its revenue on the accrual basis, which considers revenue to be earned when the services have been performed. We considered gross revenue as a principal. Our revenue includes payments from the costumers for the logistic business.

We Estimating Gross Revenue as a Principal. We evaluate the nature of our promises under the contracts and use judgment to determine whether the contracts include services, which we would need to evaluate for a material right or a performance obligation with quantity of services to be delivered.

ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net) amends revenue recognition guidance within ASC 606 for these types of transactions. To determine the nature of its promise to the customer, the entity should:

1.	Identify the specified goods or services to be provided to the customer, and
2.	Assess whether it controls each specified good or service before that good or service is transferred to the customer. We are primarily responsible for fulfilling the promise to provide the specified service.

We have the inventory risk before the specified service has been transferred to a customer, or after transfer of control to the customer (for example, if the customer has a right for cancel or return).

Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) - Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments.

The new guidance removes the separation models for convertible debt with a cash conversion feature or a beneficial conversion feature. In addition, the new standard provides guidance on calculating the dilutive impact of convertible debt on earnings per share. The ASU clarifies that the average market price should be used to calculate the diluted earnings per share denominator when the exercise price or the number of shares that may be issued is variable. The ASU is effective for the Company on January 1, 2022, including interim periods, with early adoption permitted, although implementation has been delayed for smaller reporting companies for fiscal years beginning after December 15, 2023. The ASU permits the use of either a full or modified retrospective method of adoption. The Company is still evaluating the impact of the adoption of this ASU on its future financial statements and disclosures, but in the same time we don't expect to have a significant impact on the Company's results of operations, financial position or cash flow.

9

UNITED EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD ENDED DECEMBER 31, 2023 AND

FOR THE SIX MONTHS PERIOD ENDED DECEMBER, 2022

NOTE 3 — Concentration of Credit Risk

The Company maintains cash balances at a Bank of America financial institution. The balance, at any given time, may exceed Federal Deposit Insurance Corporation FDIC insurance limits of $250,000 per institution. The Company’s cash balances at December 31, 2023 were within FDIC insured limits.

NOTE 4 — Concentrations

We have a small group of customers from whom we received the income and in the present time we can’t diversify in order to mitigate the risks.

NOTE 5 – Investment in Subsidiary – Fighting Leagues

Investment in Subsidiary - Fighting Leagues of $13m represents the acquisition of Jebour Two Ltd and its wholly owned subsidiary Fighting Leagues LV Inc as previously announced in Form 8-K dated September 20, 2023   The purchase price was determined based on the directors best efforts of the market value of the goodwill and assets that is contained in Jebour Two Ltd and its wholly owned subsidiary Fighting Leagues LV Inc.  Fighting Leagues, previously known as Final Fight Championship (FFC), is an active premier fighting sports promotion company. This Nevada-based business specializes in organizing combat sports events and selling media rights. This acquisition brings with it a licence issued by the Nevada State Athletic Commission. This license allows the company in the state of Nevada to produce live Kickboxing, Boxing, and MMA shows, notably in Las Vegas. This represents the key material asset of the acquisition.  At the date of the filing of the 10Q, more work is required to be done to allocate the purchase price to this asset in accordance with accounting policies.  The company understands that the allocation of such assets will have to be completed within 12 months from acquisition date.  In addition, an audit is being conducted on the financial statements for both companies which will assist in determining and identifying assets and liabilities of Jebour Two Ltd and Fighting Leagues LV Inc.

NOTE 6 — Debt

The Company officers, from time to time loaned the Company funds for the operational costs. In a present time, we have not any debt before them.

NOTE 7 —Capital Stock

On December 31, 2023 the Company authorized 75,000,000 shares of common shares with a par value of $0.001 per share. As of December 31, 2023, there were 29,372,951 shares of the Company’s common stock issued and outstanding. 4,667,000 were held by Cristophe Beverly Hills, LLC., address: 35 Raymond St Darien, CT 06820, 9,334,000 were held by Unity Global FZCO, address: Dubai Silicon Oasis, DDP Bldg. A2 Dubai, UAE and 1,591,000 were held by 54 non-affiliated shareholders.

For the six months period ended December 31, 2023, a total of 12,380,951 restricted shares were issued as consideration of the acquisition of Fighting Leagues & Jebour Two. Additionally, a total of 1,400,000 common shares were issued as share-based payments for consultancy fees.

Restricted Stock Breakdown:

No. of Restricted Shares	Issuance Date	Restriction Period
2,857,143	21-Sep-23	6 months
7,093,808	21-Sep-23	1% of restricted shares every 3 months
2,320,000	15-Nov-23	12 months
110,000	19-Dec-23	12 months

For the 3 months period ended December 31,2023 we have no changes in our common stock.

As of December 31, 2023, and December 31, 2022, there were no outstanding stock options or warrants.

NOTE 8 — Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Subtopic 740.10. 30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Subtopic 740.10 provides guidance on recognition and measuring tax positions taken or expected to be taken in a tax return that directly or indirectly affect amounts reported in financial statements. We pay TAX liability end of the fiscal year and we don’t have a tax obligation in this period.

10

UNITED EXPRESS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED DECEMBER 31, 2023 AND

FOR THE THREE MONTHS PERIOD ENDED DECEMBER, 2022

NOTE 9 — Related Party Transactions

There was no a related party transaction for the three months period ended December 31, 2023.

Also, there was no related party transaction for the three months period ended December 31, 2022.

NOTE 10 — Going Concern

The accompanying financial statements and notes have been prepared assuming that the Company will continue as a going concern.

For the six months period ended December 31, 2023, the Company had a cash balance of $27,947 in total and net loss of $1,988,662.

For the six months period ended December 31, 2022, the Company had a Stockholders’ Equity of $7,112 and net loss of $624 from operations.

We have a positive development dynamic, but it still raises substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirements will depend on many factors including the success of our development efforts and our efforts to raise capital. Management also believes the Company needs to raise additional capital for working purposes. There is no assurance that such financing will be available in the future. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 11 — Subsequent Events and climate-related events impacts to financial statement

The rule would require company to disclose, in a footnote to the financial statements, the financial statement impacts of (i) climate-related events, including severe weather events and other natural conditions such as flooding, drought, wildfires, extreme temperatures, and sea level rise, and (ii) transition activities, including efforts to reduce GHG emissions or otherwise mitigate exposure to transition risks.

The Company's management reviewed all material events through December 31, 2023 the date our quarter ended. By this date we don’t have any assets that directly or indirectly influenced on environmental. We indicated risks, include climate related risks in Item 1A Risk Factors in our 10-K report.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the balance sheet as of June 30, 2023 and December 31, 2023 and the financial statements for the six months period ended December 31, 2023 included herein. The results shown herein are not necessarily indicative of the results to be expected for any future periods.

This discussion contains forward-looking statements, based on current expectations with respect to future events and financial performance and operating results, which statements are subject to risks and uncertainties, including but not limited to those discussed below and elsewhere in this Prospectus that could cause actual results to differ from the results contemplated by this forward-looking statement. We urge you to carefully consider the information set forth in our 10K form under the heading Item 1A “Risk Factors”.

Forward-Looking Statements

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand future prospects and make informed investment decisions. Our registration statement contains these types of statements. Words such as “may,” “expect,” “believe,” “anticipate,” “estimate,” “project,” or “continue” or comparable terminology used in connection with any discussion of future operating results or financial performance identify forward-looking statements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. All forward-looking statements reflect our present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the “Risk Factors” section in our S1 form, as well as any cautionary language in this prospectus, provide examples of these risks and uncertainties. The safe harbor for forward-looking statements is not applicable to this offering pursuant to Section 27A of the Securities Act of 1933.

Business Overview

We are an Emerging growth company with revenue generating operations. We were formed on June 23, 2017 and have six years of business experience.

The United Express Inc. intends to operate as a general company of transportation and logistics services for companies and individuals across the United State. Management anticipates that the business will receive orders for service from companies seeking to move merchandise, as well as, people relocating to different areas of the target regional market area. A primary concern for the Company is its ability to quickly respond to customer request, give affordable price for the services, and carry the full responsibility from pick up to drop off. In this quarter, the price of oil and its associated refined energy products has been increased. Major volatile in oil prices has caused the freight and logistic price were increased during last 3 months. In the event of the significant increase in the price of fuel, we will also reasonably increase prices (at a standardized rate of markup) to ensure the profitability of the business.

For the 3 months ended December 31, 2023 our business activities have focused on logistics services and consulting.

For the 3 months ended December 31, 2022 our business activities have focused on dispatch service and logistics. As of December 31, 2022, we had income $111,702 from CVK Express LLC., for dispatch, $2,640 from ARI Logistics for the logistic service.

We also cooperate with private people and companies when they ask about transportation service, up in coming move, relocation, and other’s needs.

12

For the 6 months period ended December 31, 2023, we

•	developed our business plan;
•	selected business partners;
•	continue work in logistics industry
•	beginning consulting service we entering into a definitive share exchange agreement with Jebour Two Limited ("Jebour2") and its security holders in respect of its acquisition of all the issued and outstanding securities of Jebour2. This company holds a Nevada, US based live sports promotion business, Fighting Leagues LV inc. (“Fighting Leagues”).

Because our revenues are concentrated in a few customers and if should one or more of them decrease their orders or cease to use our services, or if we are unable to expand our customer base, our revenues and results of operations will be negatively impacted.

Our revenue for the 3 months ended December 31, 2023 was $48,285. Our revenue for the 3 months ended December 31, 2022 was $114,342.

Liquidity

At December 31, 2023, we had $27,947 cash at bank for our operations. At December 31, 2022, we had $7,113 in cash for our operations. We will attempt to fund from our future operations, which may be insufficient to fund such amounts. There is no assurance our estimates of these costs are accurate.

Capital resources

Our total stockholders' equity $13,125,94.

Results of Operations for the six months period ended December 31, 2023 and for the six months period ended December 31, 2022

As an emerging growth company, we have received $163,635 operating revenues for the six months period ended December 31, 2023. Recorded revenues were generated for consulting service. The Company is currently devoting substantially of its present efforts to customer network and establishing the new activities in promoting combat sports events and selling the related media rights. We have received $114,342 operating revenues for the six months period ended December 31, 2022. Recorded revenues were generated from customers’ payments. The Company is currently devoting substantially of its present efforts to customer network and establishing the dispatch and transportation business.

Off Balance Sheet Arrangements

None

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Not applicable. We have no investments in market risk sensitive instruments or in any other type of securities.

Item 4. Controls and Procedures

As of the end of the period covered by this Report, our President and Chief Executive Officer, Andrei Stoukan, is responsible for managing us, including compliance with SEC reporting obligations, and maintaining disclosure controls and procedures and internal control over financial reporting.

On September 20, 2023 we appointed as Ralph White as a director of our company.

With over two decades of experience spearheading innovation in the fintech industry, Ralph M. White brings an exceptional blend of transformative leadership, strategic acumen, and an unyielding commitment to ethical governance. Ralph studied at University of Memphis and achieved certifications from McKinsey for Business Strategy.

Ralph is a member of the Private Directors Association since 2021 and the Veblen Directors Programme since 2022. He served on the Board of Brookhaven Innovation Academy from 2019 – 2020 on the finance committee.

13

He is co-founder of Downtown Coffee Company, LLC, which is aimed at acquisitions of small to mid-sized businesses in the Coffee industry. The first acquisition was 45 South Coffeehouse in Oct 2022 and his team has implemented marketing and additional revenue channels resulting in a 30%+ increase in revenue in year 1.

Ralph is also employed with U.S. Bank subsidiary, Elavon Inc. He has held many roles from Sales, Sales Leadership, and Sales Enablement. He is currently Director of Training for U.S. Bank’s new POS Lending solution, Avvance.

There are no understandings or arrangements between Mr. White and any other person pursuant to which he was selected as a director. There are no family relationships among any director, executive officer or person nominated or chosen by us to become a director or executive officer.

Changes in Internal Control Over Financial Reporting

Ralph White joined as a director of our company. No other changes in the internal controls over financial reporting during the quarter ended December 31, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting subsequent to the date of management’s last evaluation.

14

PART II

OTHER INFORMATION

Item 1. Legal Proceedings

The Company is not currently a party to any material legal proceedings, nor is we aware of any other pending or threatened litigation that would have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorable.

Item 1A. Risk Factors

We are not required to include risk factors in this 10Q report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On September 21, 2023, we entered into a share exchange agreement with Jebour Two Limited and the shareholders of Jebour Two. Pursuant to the terms of the share exchange agreement, we agreed to acquire 100% of the issued and outstanding shares in the capital stock of Jebour Two in exchange for the issuance to the selling shareholders of 12,380,951 shares of our common stock.

Concurrently with the entry into of the share exchange agreement, we completed the acquisition of 100% of the issued and outstanding shares of Jebour Two as contemplated by the share exchange agreement by issuing 12,380,951 shares of our common stock to the three shareholders of Jebour Two, who were parties to the agreement. We issued the 12,380,951 common shares to three non “U.S. persons” in an “offshore transaction” (as those terms term are defined in Regulation S of the Securities Act of 1933), relying on Regulation S and/or Section 4(a)(2) of the Securities Act of 1933, as amended.

Jebour Two is a holding company, whose wholly owned subsidiary is in the business of organizing and promoting combat sports events and selling the related media rights internationally.

The foregoing description is a summary only and qualified by and subject to the actual terms and conditions of the Share Exchange Agreement dated September 21, 2023 was filed with SEC on October 18, 2023 Exhibit 10.1.

All changes related issue new shares took place in October 2023 and have been reflected in the current 10Q report.

Purchases of equity securities by the issuer and affiliated purchasers

During the quarter ended December 31, 2023, there were no purchases of equity securities by us or affiliated purchasers.

Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

We have no senior securities outstanding.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information.

None.

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Item 6. Exhibits

Exhibit No.	Description
31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act (filed hereto)
32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed hereto)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

UNITED EXPRESS INC.

Date: March 7, 2024	By:	/s/ Andrei Stoukan
Andrei Stoukan (CEO)

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